June 12, 2026

David Halabu
Chief Executive Officer
Z Squared Inc.
550 South Andrews Ave., Suite 700
Fort Lauderdale, Florida 33301

        Re: Z Squared Inc.
            Registration Statement on Form S-1
            Filed June 9, 2026
            File No. 333-296653
Dear David Halabu:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jane Park at 202-551-7439 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:    Morris C. Zarif